ZIPPY BAGS, INC.
3644 South 7495 West
Magna, UT 84144

July 21, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: ZIPPY BAGS, INC.
Registration Statement on Form S-1
File No. 333-173680

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM on July26, 2011, or as soon thereafter as it is practicable.

The Company hereby acknowledges that:

●
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated  by the Commission or any person under the federal securities laws of the United States.

Please contact Steve M. Sager at (801) 204-9131 with any questions you may have concerning this request.  In addition, please notify Mr. Sager when this request for acceleration has been granted.

Very truly yours,

ZIPPY BAGS, INC.

By:   /s/ Janet Somsen

Name: Janet Somsen

Title: Chief Executive Officer